PE 7/14/2014

Act: 1933
Section: 3(a)(9)
Rule:
Date Of Availability: July 14, 2014

[redacted]

Securities Act of 1933
Section 3(a)(9)

14008125

July 14, 2014

NO ACT

Response of the Office of International Corporate Finance
Division of Corporation Finance

Re: Klabin S.A.
Incoming letter dated July 14, 2014

Based on the facts presented and policy considerations, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The Division will not recommend enforcement action to the Commission if Klabin proceeds with the Exchange transaction without registration under the Securities Act in reliance on your opinion of counsel that the exemption provided in Section 3(a)(9) of the Securities Act is available for the Exchange. This position applies solely to the Exchange in relation to the Units ADSs and not to any exchange that may have been concluded, or may be concluded, outside of the American Depositary Shares program of Klabin.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require a different conclusion. Moreover, this letter expresses the Division's position on enforcement action only and does not express a legal conclusion on the questions presented.

Sincerely,

Elliot Staffin
Special Counsel

GT GreenbergTraurig

July 14, 2014

Securities and Exchange Commission
Office of International Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
Attn: Mr. Paul Dudek

Re: Klabin S.A.
Commission File No. 333-139877

Ladies and Gentlemen:

We are writing on behalf of our client, Klabin S.A., a corporation (*sociedade anônima*) incorporated under the laws of the Federative Republic of Brazil ("Klabin" or the "Company"), to request the concurrence of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Staff would not recommend enforcement action if Klabin proceeds with the transaction defined below as the "Exchange" without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on our opinion of counsel that the exemption provided by Section 3(a)(9) of the Securities Act is available. This request is intended to apply solely to the Exchange in relation to Units ADSs and not to any exchange that may have been concluded, or may hereafter be concluded, outside of the American Depositary Shares program of the Company.

Background

Klabin is the largest producer of packaging paper in Brazil according to the Brazilian Pulp and Paper Association (BRACELPA), and one of the largest integrated paper producers in Latin America. Klabin produces several types of paper and packaging products for the domestic and international markets.

The Company has two classes of shares – common and preferred. The Company's shares are currently listed and trade on the Level II segment of the São Paulo Stock Exchange (BM&FBOVESPA), in connection with which the Company has adopted enhanced disclosure and corporate governance policies and procedures. The Company also maintains a Level I American Depositary Receipts program for trading on the over-the-counter market in the U.S. of American Depositary Shares evidenced by American Depositary Receipts, with each American Depositary Share representing ten (10) preferred shares, without nominal value ("Preferred ADSs"). [1]

In order to increase the liquidity of its shares in the public markets, in January 2014, the Company established a share deposit certificate program in Brazil ("Units Program") pursuant to which the

[1] The Company has maintained, and complied with the requirements of, its 12g3-2(b) exemption for the program.

Company's shareholders could exchange their common and preferred shares for certificates ("Units") consisting of one (1) common and four (4) preferred shares of the Company. Itaú Corretora de Valores S.A. ("Itaú" or "Issuer Agent") acts as the issuer and registrar and transfer agent for the Units. Itaú also serves as the registrar and transfer agent for the Company's common and preferred shares, including common and preferred shares underlying the Units. The Units have been listed and commenced trading under a Klabin symbol on BM&FBOVESPA on January 10, 2014. The Units Program is further described below.

Capital Structure of Klabin

Klabin capital stock is comprised of common and preferred shares without par value. Under the Company's bylaws, pursuant to Brazilian corporate law, the amount of preferred shares of Klabin with limited or no voting rights cannot exceed 2/3 of the total issued capital stock. The principal rights, preferences and restrictions attaching to each class of the shares are set forth below.

Distribution Rights

All common and preferred shares enjoy the same rights to distributions, which are established by the Company's bylaws as a minimum mandatory percentage of 25% of net income, subject to adjustments required by law. Until the Company's recent move to the enhanced Level II segment of the BM&FBOVESPA, the preferred shares were entitled to a dividend that was 10% greater than that paid to the common shares.

Voting Rights

According to the Company's bylaws, the common shares have voting rights of one vote per share on corporate actions and the preferred shares have limited voting rights with respect to following matters: (a) merger, consolidation or spin-off of the Company; (b) approval of agreements between the company and the controlling shareholder; (c) appraisal of the Company's assets to pay an increase in the Company's capital stock, including with respect to selection of the independent appraiser; and (d) amendment of certain provisions of the bylaws that affect the rights of the holders of the preferred shares.

Other Rights

The preferred shares have: (a) priority in return of capital, in the event of the Company's liquidation; and (b) the right to be included in a public offer of eventual disposal of control of the company (the so-called "tag along"), at the same price and under the same conditions offered to the selling controlling shareholder.

Units Program

In order to increase liquidity in its trading market, in January 2014 the Company established the Units Program pursuant to which the Company's shareholders could exchange their common or preferred shares for Units consisting of one common and four preferred shares of the Company. Specifically, shareholders holding multiples of one (1) common share and four (4) preferred shares issued by the Company ("Share Multiples") that wish to form Units may request the issuance of Units comprised by Share Multiples in accordance with the terms of the Program. In order to do so, shareholders who hold Share Multiples must request, through their respective custody agents, the transfer of their Share Multiples to a specific unit program account at BM&FBOVESPA established by Itaú, as the Issuer Agent.

Additionally, in order to allow all of the Company's shareholders to participate in the Units Program and, thus, promote trading liquidity, shareholders who would like to form Units and are holders of lot(s) of five shares issued by the Company, of a single type of share or in any proportion between preferred and common shares, but that do not match the proportion required for Share Multiples ("Share Lots") may request the conversion so that these Share Lots constitute Share Multiples, that is, multiples of one (1) common share and four (4) preferred shares issued by the Company ("Conversion"). Pursuant to the Company's bylaws, the Conversion will occur at the rate of one (1) common share for every one (1) preferred share, and vice versa, and may only be requested during conversion windows established by the Board of Directors from time to time (each a "Conversion Period"), subject to certain operating procedures. The holders of Share Lots who wish to make the Conversion must transfer their Share Lots during the Conversion Period to the specific conversion account at BM&FBOVESPA.

Once issued, an investor may in future elect to cancel the Units and to receive the underlying common and preferred shares, essentially unbundling the Units. The common shares and preferred shares continued to be tradable under their own symbols on the BM&FBOVESPA.

The trading of the Units on BM&FBOVESPA commenced on January 10, 2014. As of February 7, 2014, there were 105,903,529 Units issued and outstanding.

Exchange

In order to permit holders of Preferred ADSs the same opportunity to participate in the Unit Program and enjoy more trading liquidity, the Company proposes to amend the existing Deposit Agreement (the "Deposit Agreement") among the Company, The Bank of New York Mellon, as Depositary ("Depositary") and the Owners and Holders of American Depositary Receipts to require the Depositary to exchange the preferred shares of the Company deposited pursuant to the Deposit Agreement into Units (the "Exchange"), with each American Depositary Share thereafter representing Units ("Units ADSs"), converted on the same basis otherwise provided to shareholders. In connection therewith, the Depositary will file a Post-Effective Amendment to the Form F-6 (File No. 333-139877), filed on January 9, 2007, to incorporate its amended Deposit Agreement and to reflect these proposed changes, and will provide at least 30 days' advance notice to the existing Preferred ADSs holders of the intended conversion of the underlying securities into Units. Thus, if any of the current holders of Preferred ADSs prefer not to exchange the Preferred ADSs into Unit ADSs, they have an option to withdraw the underlying preferred shares from the ADS program and to sell their preferred shares on BM&FBOVESPA or to hold them directly. No commission or other remuneration will be paid or given directly or indirectly for soliciting this exchange.

Discussion

General

In our opinion, the Exchange is exempt from registration under Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides an exemption for registration for: "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange."

The elements of an exempt exchange under Section 3(a)(9) may be summarized as follows: (i) the exchange is of securities only; (ii) the exchange is with existing security holders only; (iii) no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange; and (iv) there is an identity of the issuer of the securities surrendered with the issuer of the securities received by exchanging security holders. Klabin's proposed Exchange as described above clearly satisfies elements (i) and (ii). We believe that the exchange also satisfies elements (iii) and (iv).

No Commission or Remuneration

To qualify for the Section 3(a)(9) exemption, no commission or other remuneration can be paid in connection with soliciting the Exchange. The Staff has concluded in a number of no action letters that payments to financial advisors or investor relations firms in connection with an exchange offer will not constitute the payment of a commission or remuneration for purposes of Section 3(a)(9) where the services to be rendered are merely administrative, the agent does not make any recommendations and the fee is not tied to the consummation of the exchange or the number of securities exchanged. See, e.g., *SunTrust Banks, Inc.* (available July 16, 1999); *International Controls Corporation* (available August 6, 1990); *Seaman Furniture Co., Inc.* (available October 10, 1989); *Mortgage Investors of Washington* (available October 8, 1980); *Hamilton Brothers Petroleum Corp.* (available August 14, 1978); *Shareholders Communications Corporation* (available July 6, 1977); *Valhi, Inc.* (October 15, 1976); and *The Carter Organization, Inc.* (available April 7, 1975).

As discussed above, the role of Itaú as the Issuer Agent will be limited to merely administrative services such as recording transfers, custody of the underlying shares and other similar activities performed by transfer agents. Itaú will not engage in any communication with the security holders regarding the Exchange. Furthermore, Klabin will advise Itaú that (a) it may not make any recommendations regarding the Exchange Offer; (b) it may not engage in any communications of selective facts about the Exchange Offer or other substantive communications that would effectively be such a recommendation; and (c) if a holder asks for advice, they will respond that the holder should obtain such advice from such holder's own advisors or contact appropriate employees of Klabin.

Section 3(a)(9) had prohibited the payment of remuneration 'in connection with' the exchange; as amended in 1934, the focus of the Section shifted to remuneration for 'soliciting' the exchange, in apparent response to interpretations of the Federal Trade Commission to the effect that:

> '[t]he dividing line would thus distinguish between payments which are in essence for promotional activity as distinguished from payments which cover the expenses incident to such an exchange. . . . These expenses . . . could include a payment to third persons for services in connection with effecting <u>but not promoting</u> such an exchange.' Letter from Chief, Securities Div., FTC, CCH Fed. Sec. L. Rep. ¶2164.25. (Original emphasis).

As is apparent from the foregoing, the specified services to be performed by Itaú are clerical in nature, and although such services are being provided 'in connection with' the Exchange, they do not, in any way whatsoever, constitute 'promotion' or 'solicitation.'

As the Issuer Agent, Itaú receives a fixed monthly fee that accrues irrespective of consummation of the Exchange and is not measured by issuance or cancellation of Units or determined by reference to the number of Units outstanding. While Itaú receives certain other variable fees based on specific corporate actions it may provide from time to time, when, as and if required, such as distribution of dividends and circulation of written notices, these services are of the kind customarily performed by transfer agents and are ancillary to the Exchange. Accordingly, we believe that Klabin's payment of such fees will not constitute "commissions or other remuneration" for purposes of Section 3(a)(9).

Same Issuer Requirement

To qualify for the Section 3(a)(9) exemption, an exchange offer must be made by an issuer for its own securities. It is our opinion that the interposition of Itaú as the Issuer Agent should not make the exemption under Section 3(a)(9) unavailable to the Company. Itaú, in its role as the Issuer Agent, does not engage in any activities unrelated to this purpose and was engaged by the Company solely to facilitate the Units Program as required under Brazilian corporate law. Pursuant to the Brazilian Corporation Law (Law 6,404/76), Units as share deposit certificates, are required to be issued by a financial institution authorized to act in that capacity. Specifically, Article 43 of the Brazilian Corporation Law, which regulates share deposit certificates, permits only such financial institutions to provide this type of service and to issue the certificates. This requirement is also contained in Brazilian Securities Commission ("CVM") Instruction 543/2013, which provides that issuance and registration services for such certificates are reserved solely for authorized financial institutions. The Company has hired Itaú to perform this role and to implement the Units Program.

In substance though not in form, the holders of the Units are security holders of Klabin and not Itaú. Itaú's role in the Units Program is purely ministerial and the rights attached to the Units are entirely derived from the underlying shares that make them up.

The Staff has long recognized that a lack of complete identity of the issuer in certain contexts should not preclude the use of the Section 3(a)(9) exemption where the securities involve substantially similar investments. In *Grupo TMM, S.A. de C.V.* (available June 27, 2002), the Staff took a "no-action" position in a substantially similar situation where an issuer transferred its common stock to a trust, as required under Mexican law, in order to facilitate the exchange of old securities for new ones. In addition, in *SunTrust Banks, Inc.* (available July 16, 1999), the Staff took a "no-action" position with respect to an exchange of preferred securities of one subsidiary for preferred securities of another subsidiary, noting that the parent had assumed liability through an unconditional guarantee of both sets of securities. See, also, *Echo Bay Mines Ltd.* (available May 18, 1998), where the Staff took a "no-action" position with respect to an exchange of guaranteed debt securities of a subsidiary in exchange for the securities of the parent company guarantor. The Staff also has not objected to the use of Section 3(a)(9) in cases in which securities issued by a pre-merger entity were exchanged with securities issued by a post-merger entity which had, in connection with the merger, become a joint and several obligor with respect to the old securities. See *B.P Amoco p.l.c.* (available March 27, 2001). In these cases, the Staff viewed the guarantor or the post-merger entity as the issuer as a matter of economic reality and indicated that it would not recommend enforcement action to the Commission if the exchange were effected without registration under the Securities Act.

In our opinion, Itaú, as the Issuer Agent, should not be treated any differently than the trust issuing securities at issue in the *Grupo* no-action letter. In that situation, the trust was a special purpose entity established under Mexican law for the sole purpose of allowing investors to obtain the economic right in a security, did not engage in any activities unrelated to this purpose and had no independent financial or economic activity. Similarly, as noted above, pursuant to Brazilian law, only financial institutions can issue share deposit instruments. As a result, the Company could not issue the Units itself and was required to hire a financial institution such as Itaú to perform this service for them in order to implement the Units Program. Itaú's role in the Units Program is limited to that of the bundling of the securities as the issuer and transfer agent and, as such, Itaú does not engage in any other activities relating to Klabin.

Furthermore, we believe the Issuer Agent should not be treated differently from the financing subsidiary at issue in *Echo Bays Mines Ltd.* no-action letter. In that situation, the parent company had set up a wholly-owned subsidiary only to issue securities, and the subsidiary had no other assets or liabilities other than those associated with the issuance of securities. The subsidiary was purely a financing vehicle with no independent economic or financial existence. In the same way that the subsidiary at issue in *Echo Bay Mines Ltd.* was a conduit for the issuance of the parent company's securities, the arrangement with Itaú is simply the administrative method established by Klabin for the issuance of the Units.

Although Itaú is the technical issuer of the Units, the holders of the Units are security holders of Klabin and not of Itaú. The Company notes that (i) the Units Program was approved by shareholders of Klabin and the main requirements for the same are established in Klabin's bylaws, including the provision for hiring a financial institution to issue the Units; (ii) Itaú may only act in accordance with such requirements and pursuant to Klabin's instructions; and (iii) the Units are composed of shares issued by Klabin and the holders of the Units continue to own beneficially the Klabin shares underlying their Units.

The Units trade on BM&FBOVESPA as securities of Klabin, and trading volumes, prices and other trading related information are accessed through Klabin's page on the BM&FBOVESPA (trading symbol: KLBN11).

In substance, the arrangement with Itaú is a feature of a security issued by Klabin and Klabin should be viewed as the issuer of the Units. The issuance of Units could not otherwise be accomplished under Brazilian corporate law. The Issuer Agent does not have any material powers or duties and the Units do not have any rights separate from the rights of the preferred and common shares that the Units consist of.

Conclusion

For the reasons set forth above, we respectfully request the Staff to confirm that it would not recommend enforcement action if Klabin proceeds with the Exchange transaction described above without registration under the Securities Act in reliance on our opinion of counsel that the exemption provided by Section 3(a)(9) of the Securities Act is available.

We would appreciate your response to this request at the Staff's earliest convenience. If, for any reason, it does not appear the Staff will be able to concur with Klabin's position as stated in this letter, we would greatly appreciate the opportunity to discuss this matter with the Staff prior to the issuance of a formal response. If you have questions or need additional information, please contact the undersigned at (212) 801-9380.

Very truly yours,

Ross Kaufman